United States securities and exchange commission logo





                             December 2, 2021

       Lauren Bentley
       Chief Executive Officer
       LSEB Creative Corp.
       30 N. Gould St. #4000
       Sheridan, WY 82801

                                                        Re: LSEB Creative Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 8,
2021
                                                            File No. 333-260873

       Dear Ms. Bentley:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed November 8, 2021

       Prospectus Summary, page 5

   1. Please ensure that the information you provide in your summary is balanced. For example,
                                                        we note the company   s
lack of revenue, limited operating history, and the substantial doubt of its ability to
continue as a going concern.
       Risk Factors
       "We are selling our products in a highly competitive market...", page 8

   2. We note in your risk factor starting at the bottom of page 8 concerning the competitive nature of your industry
and your reference to your    grassroots    marketing approach.
                                                        Please revise your
disclosure here to discuss your    grassroots    marketing.
 Lauren Bentley
FirstName LastNameLauren  Bentley
LSEB Creative  Corp.
Comapany2,
December  NameLSEB
             2021     Creative Corp.
December
Page 2    2, 2021 Page 2
FirstName LastName
Product Sourcing, page 28

3. Please disclose the names of any principal suppliers in your manufacturing process. In that regard, we note your disclosure on page 10 that certain of your specialty fabrics may only be available from one or a limited number of suppliers.
Security Ownership of Certain Beneficial Owners and Management, page 49

4. It appears that Taylor Powell, one of your selling shareholders, is currently a holder of
         more than 5% of the company   s outstanding stock. Please revise this
section accordingly.
5. Please provide us with the name of each company with reporting obligations under the
         Exchange Act with which Jordan Starkman has been affiliated. For each company, please provide us with the following information:
             The date that the company was incorporated;
             The address of the principal executive offices of each of these companies;
             The date and manner by which the company became registered under the Exchange
             Act;
             Whether the company was or is a shell company;
             Whether the company materially altered its business plan or business, including whether the company engaged in any business combinations, including reverse acquisition transactions, or share exchange agreements with another operating company;
             The nature of any consideration received by Mr. Starkman in connection with any of the above;
             The current status of operations of the company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at (202)-551-3346 or Kevin Woody at
(202)-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Jay Ingram at (202)-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
 Lauren Bentley
LSEB Creative Corp.
FirstName 2,
December  LastNameLauren
             2021        Bentley
Page 3
Comapany  NameLSEB Creative Corp.
December 2, 2021 Page 3             Office of Manufacturing
FirstName LastName